LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR

PAVR SOLUTIONS, LLC
Manager-Managed

THIS OPERATING AGREEMENT (this agreement, along with all Exhibits and Attachments, this "Agreement"), is made and entered into effective as of January 15, 2020 (the "Effective Date") by and among Pavr Solutions, LLC, a Kentucky limited liability company (the "Company"), Jessica Bledsoe, Adam Bledsoe and any Additional or Substitute Members admitted to this Company from time to time.

ARTICLE 1. <u>COMPANY FORMATION</u>

1.1   FORMATION. The Company was organized on January 14, 2020, as a Kentucky limited liability company by filing Articles of Organization with the Kentucky Secretary of State. The Members hereby form a Kentucky limited liability company subject to the provisions of the Kentucky Limited Liability Company Act as amended from time to time (the "Act").

1.2   NAME. The business of the Company shall be conducted under the name: **PAVR SOLUTIONS, LLC**.

1.3   REGISTERED AGENT. The name and location of the Registered Agent of the Company shall be:

> **FORT PHELPS PLLC**
> 415 East Market Street, Suite 101
> Louisville, Kentucky 40202

1.4   TERM. The term of the Company is perpetual unless expressly stated otherwise in this Agreement or the Members vote to dissolve the Company pursuant to the terms of this Agreement.

1.5   BUSINESS PURPOSE. The purpose of the Company shall be to engage in any lawful acts or activities and to do all things necessary or convenient to transact its business and affairs.

1.6   LIMITATIONS ON MEMBER LIABILITY. No Member shall have personal liability for the Company's obligations or liabilities by virtue of its membership status in the Company. No Member shall have any obligation to make any Capital Contribution to the Company except as provided in this Agreement.

1.7   PRINCIPAL PLACE OF BUSINESS. The location of the principal place of business of the Company shall be:

> 1251 Belmar Drive
> Louisville, Kentucky 40213

Principal place of business may be changed to a location the Managers from time to time select.

1.8   THE MEMBERS. Attached as **EXHIBIT A** to this Agreement, is a list of those persons initially issued Membership Units and admitted as Members. Any additional persons that are issued Membership Units shall execute a counterpart signature page of this Agreement and shall be admitted to Membership at the time of issuance of the Membership Units ("Additional Members"). Assignees of Membership Units shall be deemed to be bound by this Agreement if such person accepts the assignment of

Membership Units. Assignees also agree to execute a counterpart signature page of this Agreement if requested by the Managers.

1.9   ADMISSION OF ADDITIONAL MEMBERS. Except as otherwise expressly provided in the Agreement, no Additional Members may be admitted to the Company through issuance by the Company of a new interest in the Company, without the prior affirmative vote, approval, or consent of at least a majority of the Members holding Units entitled to vote.

1.10   PRE-ORGANIZATION. The Members shall cause all fees and expenses incurred in connection with the organization of the Company to be paid or reimbursed out of the funds of the Company. The Company hereby affirms the actions of the organizers, and adopts the following contracts entered into on behalf of the Company prior to its organization: (a) Articles of Organization; and (b) Resolution Agreement.

ARTICLE 2. CAPITAL CONTRIBUTIONS

2.1   CAPITALIZATION. The Members initially shall contribute to the Company capital as described in **EXHIBIT A** attached to this Agreement (the "Capital Contributions"). In exchange for such contributions, the Members have been issued "Units", which represent each Member's Membership Interests in the Company (the "Membership Interest"). The Company's equity will initially consist of one thousand (1,000) Units, each with identical voting and economic rights and preferences.

2.2   ADDITIONAL CONTRIBUTIONS. No Member shall be obligated to make any additional contribution to the Company's capital. The Company's books and records shall reflect the initial and any additional Capital Contributions made by the Members. In connection with the contribution of property other than cash, the Company and the contributing Member shall agree upon the fair market value of contributed property and the Capital Account balance to be credited to the Member in exchange for such property.

2.3   ISSUANCE OF ADDITIONAL UNITS OF INTERESTS. Subject to the affirmative vote, approval, or consent of at least a majority of the Members holding Units entitled to vote, the Managers shall have the authority to issue additional Units. In connection with the approved issuance of these additional Units, the Unit holder shall be admitted as a Member of the Company. A prerequisite to admission to Membership shall be the written agreement by a Unitholder to be bound by the terms of this Agreement.

2.4   COMPANY DEBT. Subject to the restrictions set forth in this Agreement, decisions regarding whether the Company shall incur debt and the terms of such debt shall be determined by the affirmative vote, approval, or consent of at least a majority of the Managers. Any loans by the Members or the Managers to the Company shall be made on commercially reasonable terms.

2.5   NO REQUIRED PERSONAL GUARANTEES. No Member or Unitholder shall be required to personally guarantee any Company obligation or indebtedness.

2.6   NO INTEREST ON CAPITAL. No Member or Unitholder shall be paid interest on any Capital Contribution or Capital Account.

ARTICLE 3. PROFITS LOSSES & DISTRIBUTIONS

3.1   PROFITS/LOSSES. For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative Membership Interest in the Company as set forth in **EXHIBIT A**, as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2   DISTRIBUTIONS. The Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Notwithstanding, the Company may distribute to each Member within seventy-five (75) days after the end of each calendar year an amount, if any, such that after taking into account all distributions pursuant to Article 3 during such calendar year such Member shall receive an amount equal to the sum of the maximum marginal federal, state and local income tax rates applicable to any Member (or its partners or stockholders, if applicable) of the net profits (and items of income and gain), if any, for such calendar year allocated to such Member. Distributions in liquidation of the Company or in liquidation of a Member's Interest shall be made in accordance with the positive Capital Account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative Capital Account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).


ARTICLE 4. <u>MANAGEMENT AND CONTROL OF BUSINESS</u>


4.1   MANAGEMENT VESTED IN THE MANAGERS. Except for situations in which the approval of the Members is required by this Agreement or non-waivable portions of the Act, management of the Company shall be vested in the Managers, who shall have the authority to direct, manage and control the business and affairs of the Company in accordance with the terms of this Agreement and the Act. The Manager(s) may be a Member, but membership in the Company is not a requirement to be a Manager.

4.2   INITIAL MANAGERS. The initial number of Manager(s) shall be one (1). The name and place of residence of the Company's initial Manager(s) is attached as **EXHIBIT B** to this Agreement. By the affirmative vote, approval, or consent of the Members holding at least a majority of the Units entitled to vote, shall elect so many Managers as the Members determine, but no less than one Manager at any given time.

4.3   TERM OF THE MANAGERS.

(a)   Each Manager shall serve until the earliest to occur of the following:

(1)   **Manager Resignation.** A Manager may resign at any time by giving written notice to the other Managers or the Members of the Company. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a disassociation of the Member.

(2)   **Manager Removal by the Members.** A Manager may be removed at any time, with or without cause, by the affirmative vote, approval, or consent of the Members holding at least a majority of the Units entitled to vote. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a disassociation of the Member.

(b)   Any vacancy occurring for any reason in the Managers of the Company may be filled by the affirmative vote of Members holding at least a majority of the Units entitled to vote.

(c)   Membership in the Company shall not give rise to any rights to employment by the Company, and no Member shall be entitled to be employed by the Company, except with the consent of the Managers.

4.4   AUTHORITY TO BIND THE COMPANY.

(a)   Only the Managers and agents of the Company authorized by the Managers, if any, shall have the authority to bind the Company.

(b)   No Member shall take any action to bind the Company, and each Member shall indemnify the Company for all costs or damages incurred by the Company as a result of any unauthorized action of such Member.

4.5   POWERS OF THE MANAGERS. In furtherance of the business purposes specified herein and subject to the limitations set forth in this Agreement, the Company, and the Managers on behalf of the Company, shall be empowered to do or cause to be done any and all acts reasonably deemed by the Managers to be necessary or appropriate in furtherance of the purposes of the Company and forbear from doing any act if the Managers reasonably deem such forbearance necessary or appropriate in furtherance of the purposes of the Company, including without limitation, the power and authority:

(a)   To enter into, perform and carry out contracts and agreements of every kind necessary or incidental to the accomplishment of the Company's purposes, including, without limitation, contracts and agreements with any Member;

(b)   To take or omit such other or further action in connection with the Company's business as may be reasonably necessary or desirable in the opinion of the Managers to further the purposes of the Company; provided, however, that:

(1)   Any transaction between the Company and any of the Members shall be documented and shall become part of the records of the Company; and

(2)   Any such contracts or agreements shall be on terms no more favorable to such Member than the terms available to the Company from third parties;

(c)   To borrow from banks and other lenders on such terms and conditions as shall be approved by the Managers and to secure any such borrowings by mortgaging, pledging or assigning assets and revenues of the Company to the extent deemed necessary or desirable by the Managers;

(d)   To invest such funds as are temporarily not required for Company purposes in debt obligations selected by the Managers including government securities, certificates of deposit of commercial banks (domestic or foreign), commercial paper, bankers' acceptances and other money market instruments; and

(e)   To carry on any other activities necessary to, in connection with or incidental to any of the foregoing.

4.6   ASSIGNMENT OF MANAGEMENT RESPONSIBILITIES. The Managers may assign or delegate certain day-to-day and operational duties and responsibilities to one or more Members, Managers, officers, employees or agents. Such management responsibilities shall not be assigned or altered except by action of the Managers.

4.7   COMPANY INFORMATION. Upon reasonable written request to the Company, a Member may inspect and copy during ordinary business hours any Company record, where the record is located or at a reasonable location. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Member's possession regarding the Company or its activities. The exercise of the rights contained in this Article 4.7 shall be at the requesting Member's expense.

4.8   EXCULPATION. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability to the Members.

4.9   INDEMNIFICATION. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant to any pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a Member Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that such person acted in good faith and in a manner said person reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which said person reasonably believed to be in the best interest of the Company and with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.10   RECORDS. The Managers shall cause the Company to keep at its principal place of business the following:

       (a)   A current list in alphabetical order of the full name and the last known street address of each Member;

       (b)   A copy of the Articles of Organization and this Agreement and all such amendments or restatements;

       (c)   Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years; and

       (d)   Copies of any financial statements of the Company for the three most recent years.

4.11   THE MEMBERS. The liability of the Members shall be limited as provided pursuant to applicable law. Except as otherwise expressly stated in this Agreement, the Members that are not Managers shall take no part whatsoever in the control, management, direction, or operation of the Company's affairs and shall have no power to bind the Company. Except as otherwise expressly stated in this Agreement, the Managers may from time to time seek advice from the Members, but they need not accept such advice if they are not required to do so under the terms of this Agreement and the Managers shall have the exclusive right to control and manage the Company. No Member shall be an agent of any other Member or the Company solely by reason of being a Member.

4.12   MEMBER APPROVAL. The affirmative vote, approval, or consent of the Members holding at least a majority of the Units entitled to vote shall constitute the action of the Members with respect to any matter connected with the business and affairs of the Company or required or permitted to be submitted to the Members for action, unless a higher percentage or unanimous action, vote, consent or approval is expressly required by this Agreement or the Act.

4.13   MAJOR BUSINESS DECISIONS. Notwithstanding anything contained in this Agreement that may be construed to the contrary, the affirmative vote, consent or approval of at least a majority of the Members holding Units entitled to vote in the Company shall be required to take any of the following actions:

(a)   Authorize a merger, consolidation, reorganization or recapitalization involving the Company, whether or not the Company is the surviving entity.

(b)   Authorize an exchange or reclassification of Unit interests;

(c)   Authorize the sale of all or substantially all of the assets of the Company;

(d)   Incur indebtedness in excess of $50,000.00;

(e)   Authorize a mortgage, security interest, lien or encumbrance on all or substantially all of the property or assets of the Company to secure indebtedness of the Company outside of the ordinary course of business;

(f)   Change the amount or character of a Members' Capital Contributions;

(g)   Change the character of the business of the Company;

(h)   Authorize any act, which would make it substantially impossible for the Company to carry on its ordinary business;

(i)   Authorize any Member to do any act on behalf of the Company that is inconsistent with the terms of this Agreement;

(j)   Amend the Company's Articles of Organization to change the management of the Company from the Managers to the Members; or

(k)   Take any other action described in this Agreement as expressly requiring a majority vote, consent or approval of the Members holding Units entitled to vote.

4.14   MEETINGS OF THE MEMBERS.

(a)   Meetings of the Members may be called by the Managers or any one (1) Member for the purpose of considering or acting upon any matter connected to the business and affairs of the Company or requiring or permitting the action, vote, consent or approval of the Members as described in this Agreement or the Act.

(b)   Meetings shall be held at the principal office of the Company, unless otherwise determined by the Managers.

(c)   The Company shall deliver, email or mail, written notice stating the date, time, and place of any meeting of the Members and a description of the purposes for which the meeting is called to each Member of record entitled to vote at the meeting.

(d)   Written notice(s) shall be delivered or mailed to the Members at their addresses as they appear on **EXHIBIT A**, such notice to be delivered or mailed at least five (5), but not more than thirty (30), days before the date and time of the meeting.

(e)   A Member may waive notice of any meeting, before or after the date of the meeting, by delivering a signed waiver to the Company for inclusion in the minute book of the Company.

(f)   A Member's attendance at any meeting, in person or by proxy:

(1)   Waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and

(2)   Waives objection to consideration of a particular matter at the meeting that is not within any purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

(g)   The record date for the purpose of determining the Members entitled to notice of a Members' meeting, for demanding a meeting, for voting, or for taking any other action shall be the fifth (5th) day prior to the date of the meeting or other action.

(h)   A Member may appoint a proxy to vote or otherwise act for the Member pursuant to a written appointment form executed by the Member or the Member's duly authorized attorney-in-fact.

(i)   An appointment of a proxy is effective when received by the Company, and a proxy appointment shall be valid for eleven months unless otherwise expressly stated in the appointment form.

(j)   Except as provided otherwise in this Agreement, each outstanding Unit is entitled to one (1) vote on each matter submitted to the vote, consent or approval of the Members.

(k)   At any meeting of the Members, the presence in person or by proxy of the Members entitled to cast at least a majority of the total votes entitled to be cast at such meeting shall constitute a quorum for the transaction of business.

(l)   Action on a matter is approved at a meeting if the matter receives the affirmative vote, approval, or consent of at least a majority of the total number of votes entitled to be cast by all Members entitled to vote at such meeting or such greater number as may be required by the Act, the Articles of Organization or this Agreement.

(m)   Assigned Member's Units shall be disregarded for quorum and minimum vote purposes, and any assignee of a Member's Interest in the Company shall not be entitled to vote or participate on any matters at any meeting unless such assignee becomes a Substitute Member prior to the meeting.

(n)   Any action required or permitted to be taken at a meeting by the Members under this Agreement or the Act may be taken without a meeting if the action is taken by the Members entitled to vote on the action holding Units sufficient to approve or authorize the action.

(1)   The action shall be evidenced by one or more written consents describing the action to be taken, signed by the Members taking the action, and delivered to the Managers for inclusion in its minute book.

(2)   A copy of the consent shall also be delivered to any Member who did not sign the consent.

(3)   The record date for determining the Members entitled to take action without a meeting is the first date a Member signs the consent to such action.

(o)   Any or all of the Members may participate in any Members' meeting by, or through the use of, any means of communication by which all of the Members participating may simultaneously hear each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

(p)　　At any Members' meeting, the Managers shall preside at the meeting and act as secretary of the meeting. The Managers shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

ARTICLE 5. <u>COMPENSATION</u>

5.1　　MANAGEMENT FEE. Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services if a majority of the Members consent to such compensation.

5.2　　REIMBURSEMENT. The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company contingent upon approval of at least a majority of the Managers.

ARTICLE 6. <u>BOOKS, RECORDS, ACCOUNTING AND TAX ELECTIONS</u>

6.1　　BOOKS. The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Managers shall select. The Company's accounting period shall be the calendar year.

6.2　　THE MEMBER'S ACCOUNTS. The Managers shall maintain separate capital and distribution accounts for each Member (the "Capital Accounts"). Each Member's Capital Account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704 and shall consist of the Member's initial Capital Contribution increased by:

(a)　　Any additional Capital Contribution made by the Member;

(b)　　Credit balances transferred from the Member's distribution account to the Member's Capital Account, and decreased by:

(1)　　Distributions to the Member's in reduction of Company capital; and

(2)　　The Member's share of Company losses if charged to the Member's Capital Account.

6.3　　REPORTS. The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each Member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

6.4　　BANK ACCOUNTS. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the persons who will have authority with respect to the accounts and the funds therein. Company funds shall not be commingled with those of any other person.

6.5　　ANNUAL ACCOUNTING PERIOD. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

6.6　　TAX MATTERS. The election permitted to be made by Code Section 754, and any other elections required or permitted to be made by the Company under the Code, shall be made by the Manager. It is the intention of the Members that the Company be treated as a partnership for federal, state, and local income tax purposes, and the Members shall not take any position or make any election, in a tax return or otherwise, inconsistent with such treatment.

6.7   TAX MATTERS MANAGER. The Tax Matters Manager "TMM" for the Company shall be the Manager if the Manager is a Member; otherwise, the TMM shall be the Member appointed by the Members having among them more than two-thirds (2/3) of the total outstanding Units. The TMM shall have such authority as is granted a TMM under the Code. The TMM shall employ experienced tax counsel to represent the Company in connection with any audit or investigation of the Company by the Internal Revenue Service and in connection with all subsequent administrative and judicial proceedings arising out of such audit. The fees and expenses of such counsel, as well as all other expenses incurred by the TMM in serving as the TMM, shall be a Company expense and shall be paid by the Company. The Company shall indemnify the TMM for, and hold the TMM harmless from, any and all judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees) reasonably incurred by the TMM in any civil, criminal, or investigative proceeding in which the TMM is involved or threatened to be involved by reason of it being the TMM, provided that the TMM acted in good faith, within what the TMM reasonably believed to be within the scope of the TMM's authority and for a purpose which the TMM reasonably believed to be in the best interests of the Company or the Members. The TMM shall not be indemnified under this provision against any liability to the Company or its Members to which the TMM would otherwise be subject by reason of willful misconduct or gross negligence in its duties involved in acting as TMM. Nothing herein shall constitute an election to be subject to the partnership level audit procedures of Code Section 6221, et seq.

ARTICLE 7. TRANSFERS

7.1   RESTRICTIONS ON TRANSFER.

        (a)   No Unit holder may sell, assign, pledge, hypothecate, bequeath, give away or transfer, voluntarily or involuntarily, by operation of law or otherwise (collectively "Transfer" or "Transferred") any or all of its Units, except in compliance with this Article 7. A Transfer of Units does not release the assigning Unit holder from its obligations under this Agreement with respect to such Units unless the transferee of the Units is approved under paragraph 7.1(b) as a Substitute Member with all rights of Membership under this Agreement and the Act. Except as otherwise may be provided in this Agreement, a Unit holder shall cease to have the rights of a Member under the Act and this Agreement upon the Transfer of all of its Units, regardless of whether the assignee is admitted as a Substitute Member.

        (b)   An assignee of Units shall be admitted as a Substitute Member as follows:

        (1)   The admission of the assignee as a Substitute Member is approved by a majority of the Units entitled to vote (for purposes of determining a voting majority, the assigned Units shall not vote and shall not be treated as issued and outstanding); and

        (2)   The assignee agrees in writing to be bound by the terms of this Agreement.

        (c)   An assignee of Units who is not admitted as a Substitute Member does not have membership rights under this Agreement or the Act, and such assignee, notwithstanding anything else in this Agreement to the contrary, shall have no right to (i) interfere or participate in the management or administration of the Company's business or affairs, (ii) vote on any matter coming before the Members for consideration, including without limitation, amendment of the Company's Articles of Organization or this Agreement, (iii) request information regarding the Company's business or operations or a financial accounting of the Company's operations, (iv) inspect the Company's books of account or records, (v) exercise or benefit from any fiduciary duties owed to the Company or the Members, (vi) bring a derivative action on behalf of the Company, or (vii) make any claim based on an assertion that any of the Company, the Managers, officer, or Member has a fiduciary duty towards such assignee. An assignee who is not admitted as a Substitute Member is only entitled to receive the share of distributions and profits and losses associated with the Units held by such assignee.

(d)   A judgment creditor's rights, including rights granted pursuant to a charging order, shall be limited to those of an assignee. The rights of a Unit holder who acquires Units in a judicial foreclosure action shall also be limited to those of an assignee.

(e)   If Units are Transferred to a person who is not thereafter admitted as a Substitute Member, both the assignor and assignee of such Units shall be jointly and severally obligated under this Agreement for any unpaid subscription amount or additional Capital Contributions, if applicable, with respect to such Units. The Company's rights in connection with a breach by a Unit holder of its obligations under the preceding sentence shall include, without limitation, the right to redeem the applicable Units, in their entirety, for $100. Notwithstanding anything in this Agreement to the contrary, to the extent permitted under the Act, an assignee's Units shall be subject to the terms of this Agreement and an assignee shall be bound by the terms of this Agreement, regardless of whether such assignee is admitted as a Substitute Member.

(f)   No Transfer of Units shall be recognized by the Company or shall be deemed effective if such Transfer is to a minor or incompetent person. These limitations do not apply to a Transfer in trust for the benefit of a minor.

(g)   Notwithstanding anything in this Agreement to the contrary, the Managers shall make all Company decisions required by this Article 7 and the Managers shall have the right to assign the Company's rights under this Article 7 to one or more of Unit holders, provided that a closing occurs within any time frame and pursuant to the terms otherwise set forth in this Article 7.

(h)   Any attempted Transfer in violation of this Agreement shall be void *ab initio* to the extent permissible under applicable laws and trigger the Company's rights under Section 7.3.

(i)   Notwithstanding anything in this Agreement to the contrary, the Members shall have the right to assign to "Family Transferees" the economic rights of an assignee of such Membership Units; provided, however, that without the affirmative vote, approval, or consent of Members holding at least a majority of the Units entitled to vote, such assignment shall not provide for status as a Member in the Company described in Section 7.1(c) and the assignee of such Units shall be subject to the restrictions and Company rights set forth in this Article 7 with respect to Units held by an assignee. For example, a Transfer of such Units to a person who is not a Family Transferee of the Members would trigger the Company's rights under this Article 7. For so long as the Members hold any Units, they shall retain the voting rights with respect to Units held by Family Transferees (unless the assignee Family Transferee is admitted as a Substitute Member by the Members). For purposes of this Agreement, "Family Transferees" shall mean lineal descendant or antecedent, spouse (or spouse's antecedents), father, mother, brother or sister (or their descendants), stepchild (or their antecedents or descendants), aunt or uncle (or their antecedents or descendants), brother-in-law or sister-in-law (or their antecedents or descendants) and shall include adoptive relationships.

(j)   The Members may not pledge or assign their Units to a creditor without the prior written consent of at least a majority of the Managers. Any attempted pledge or assignment of Units in violation of the preceding sentence shall be null and void *ab initio* and trigger the Company's rights under Section 7.3.

7.2   RIGHT OF FIRST REFUSAL – SALE TRANSACTIONS.

(a)   If a bona fide arm's-length offer in writing, signed by the offeror and accompanied by a valid certified or bank cashier's check for ten percent (10%) of the price offered as a good faith deposit, has been made to a Member (the "Offeree Member") for the purchase of some or all of its Units (the

"Offered Units") for a purchase price payable in cash or promissory note (a "Sale Transaction"), and the Offeree Member desires to accept the offer, then a true copy of the offer, which shall include the name and business background of the third party purchaser, the amount and prospective purchase price of the Units and all other material terms and conditions of the proposed Transfer (the "Offer Notice") shall be forwarded to the Company. The Company shall have the right, which may be exercised by written notice within thirty (30) days after receipt of the Offer Notice, to purchase the Offered Units on the same terms and conditions as set forth in the Offer Notice. The Company's notice of acceptance shall set the time and date for the consummation of the transaction, which shall be within sixty (60) days after the date of the Offer Notice. Unless otherwise mutually agreed upon by the parties, the closing shall be in the Company's principal offices during usual business hours.

(b)   If the Company does not send a notice of acceptance within thirty (30) days, or is not ready, willing, and able to consummate the purchase within the sixty (60) day time period thereafter, the Offeree Member shall have the right to sell the Offered Units to the offeror identified in the Offer Notice, provided that (i) the sale is consummated within one hundred (180) days after the date of the Offer Notice, and (ii) the sale is made strictly in accordance with the terms of the Offer Notice.

(c)   An assignee of Units transferred in a Sale Transaction who does not already have membership status shall be an assignee with respect to such Units (as described in Section 7.1(c)) unless admitted as a Substitute Member.

7.3   RIGHT OF FIRST REFUSAL – OTHER TRANSFERS.

(a)   Any Transfer of Units not otherwise falling within the scope of a Sale Transaction (a "Non-Sale Transfer") is subject to this Section 7.3; provided, however, that Transfers to Family Transferees shall not be subject to this Section 7.3 if otherwise permitted pursuant to this Article 7. Non-Sale Transfers include, without limitation, Transfers of Units that are:

(1)   Gifted or bequeathed;

(2)   Transferred in connection with the bankruptcy or incapacity of a Member;

(3)   Transferred or awarded to a Member's spouse or former spouse pursuant to a decree of divorce, or a separate maintenance, property settlement, or separation agreement;

(4)   Transferred by operation of law;

(5)   Sold in a transaction which does not satisfy the requirements for a Sale Transaction;

(6)   With respect to Units issued upon exercise of an option issued to an employee or service provider, the termination with or without cause of the employment or service relationship of the original holder of the option; or

(7)   Sold, assigned, pledged, encumbered, awarded, confirmed, or otherwise transferred, for consideration or otherwise, to any person, whether voluntarily, involuntarily, or by operation of law, under circumstances that would not otherwise bring such event within the scope of this Section 7.3(a) or a Sale Transaction.

(b)   The occurrence of a Non-Sale Transfer triggers an option (the "Non-Sale Option") in the favor of the Company to purchase the applicable Units (the "Applicable Units") at the Contract Price and on the payment terms set forth in Section 7.6; provided, however, that if the Non-Sale Transfer is a sale transaction, the purchase price shall be the lesser of the consideration payable under the terms of the sale transaction or the Contract Price.

(c)   The Company may exercise the Non-Sale Option by giving written notice to the holder of the Applicable Units within ninety (90) days after the Company has actual knowledge of the Non-Sale Transfer. If the Company does not send a notice of acceptance to the holder of the Applicable Units within such ninety (90) day period, or is not ready, willing, and able to consummate the purchase on the closing date (which shall be within thirty (30) days after the determination of the Contract Price), then the Non-Sale Option shall be deemed to have terminated with respect to the applicable Non-Sale Transfer.

(d)   An assignee of Units transferred in a Non-Sale Transfer who does not already have membership rights with respect to Units shall be an assignee with respect to such Units as described in Section 7.1(c), unless admitted as a Substitute Member.

(e)   Any Member proposing to make a voluntary Transfer of an Interest shall provide the Company with thirty (30) days advance written notice of the proposed Transfer.

(f)   Each Member shall execute and keep in force a Last Will and Testament or trust settled by the Member which directs the Member's representative to make the offer of disposition of Units as required under this Agreement; nevertheless, each Member shall be deemed to have given an irrevocable direction to the Member's personal representative to comply with the provisions of this Agreement, whether or not that Member actually includes that direction in its Last Will and Testament.

(g)   Notwithstanding any other provision of this Agreement, in the event (i) any Units are included in the marital property of a Member and his or her spouse upon a dissolution of marriage, or (ii) an Interest in Units owned by a Member is transferred to a third person by operation of any law, then upon the dissolution of the Member's marriage or the transfer by operation of law, that Member shall be deemed to have offered to sell those Units, in which case the Company and the other Members shall have the right to repurchase such Units in accordance with the provisions of Article 7 as though the date upon which the divorce of the Member becomes final, or the transfer date to a third party by operation of law, was the Non-Sale Transfer. However, in the event of any Transfer by a Member as a result of a divorce or legal separation, that Member shall have the option to purchase all or any portion of those Units for a period of sixty (60) days after the Non-Sale Transfer and the time limits established in Article 7 shall operate as though the Member offered to sell any unpurchased Units as of the expiration of this sixty (60) day period. Any spouse or third party to whom those Units may have been transferred shall hold those Units subject to the terms of this Agreement and those transferred Units shall be deemed held by an assignee.

(h)   Notwithstanding anything in this Agreement to the contrary, if a Non-Sale Transfer occurs with respect to a person who is holding options to acquire Units, and the option is thereafter exercised by such person, his or her representative or the holder of such option, the rights set forth in this Article 7 shall apply to the Units issued upon exercise of the option as though the Non-Sale Transfer occurred with respect to the holder of the option on the date of issuance of the option Units.

7.4   EFFECT OF BANKRUPTCY OR INCAPACITY.

(a)   Upon the bankruptcy or incapacity of any Member, with such incapacity based on the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage his or her person or estate, that Member ("Inactive Member") or its representative shall cease to have membership rights under this Agreement and the Act and thereafter the holder of the applicable Units shall be an assignee as described in Section 7.1(c).

(b)   For a period of ninety (90) days from and after the date a Member becomes an Inactive Member, the Company shall have an option to purchase the Inactive Member's Units. The Company shall give the Inactive Member (or its representative) written notice of the exercise of the Company's right to purchase the Units within the ninety (90) day period, and a closing shall occur within thirty (30) days after determination of the Contract Price. The purchase price for an Inactive Member's Units shall be the Contract Price, payable as provided in Section 7.6.

7.5   CONTRACT PRICE.

(a)   For purposes of this Agreement, "Contract Price" means the fair market value of Units on the date of the event triggering the Company's right to purchase such Units.

(b)   Fair market value shall be determined as soon as reasonably possible by agreement among the Company and the transferring Member (or its representative), or if no agreement is reached, then by (i) an appraisal of the fair market value of the Company's assets <u>less</u> its liabilities (including, without limitation, loans to the Company from the Members), and (ii) a valuation of the transferring Member's Units as if the net assets of the Company were sold for cash at the fair market value determined by such appraisal, and the cash distributed in accordance with Article 8. Fair market value shall include good will and be net of ordinary and customary costs incurred in connection with comparable asset sales.

(c)   If an appraisal of Units is required, the Managers shall select one or more qualified independent appraisers. The affirmative vote, approval, or consent of a majority of the Managers shall be required before action can be taken by any one Manager to select said independent appraisers. The decision of the appraiser(s) shall be final and binding upon the Company and its Members.

7.6   TIME AND MANNER OF PAYMENT.

(a)   Any Units redeemed by the Company pursuant to Section 7.3 or 7.4 may be paid for, at the Company's option, either (i) in cash at the time the Units are transferred, or (ii) in installments as provided in Section 7.6(b). The closing of the redemption of Units shall occur within ninety (90) days after determination of the Contract Price.

(b)   If the Company elects the deferred payment option in Section 7.6(a), then the Company shall make an initial payment at closing equal to 20% of the Contract Price. The remaining unpaid portion of the Contract Price shall be represented by a promissory note of the Company in customary form, providing for five (5) equal annual installments of the remaining unpaid portion of the Contract Price, with each installment due on the anniversary of the closing. The promissory note shall provide for the quarterly payments of interest on the unpaid principal from time to time, at the prime rate, adjusted each January 1 and July 1, compounded semi-annually. The promissory note shall be due and payable in full if the Company is dissolved pursuant to Article 8.

(c)   Any indebtedness of the Company to a redeemed Member shall be paid in full at the earlier of (i) at the time stated in the debt instrument, or (ii) five (5) years after such Member's Units are redeemed.

7.7   NO RIGHT TO WITHDRAW; RESIGNATION.

(a)   No Member may withdraw, whether voluntarily or involuntarily, from the Company and demand any compensation or payment from the Company for the value of its Units.

(b)   A Member may resign from membership in the Company upon the giving of written notice of resignation to the Managers. Upon resignation, the Member shall be deemed to be an assignee (as described in Section 7.1(c)) with respect to its Units.

7.8   RIGHTS OF A DISASSOCIATED UNITHOLDER. Any Member who is disassociated from membership in the Company pursuant to the Act shall remain, subject to the terms of this Agreement, an assignee of such Member's Units.

7.9   EXPULSION OF MEMBERS.

(a)   Except as provided in this Article 7, no Member may be expelled from Membership in the Company nor may its Units be involuntarily redeemed by the Company without such Members consent.

(b)   A Member who assigns all of its Units shall be deemed to have been disassociated from membership in the Company unless otherwise notified by the Manager within thirty (30) days after the Company is notified in writing of the assignment of such Member's Units.

ARTICLE 8. <u>DISSOLUTION</u>

8.1   DISSOLUTION OF THE COMPANY.

(a)   The Company shall be dissolved, its assets disposed of, and its affairs wound up upon the first to occur of the following:

(1)   The affirmative vote, approval, or consent of at least a majority of the Members holding Units entitled to vote, that the Company should be dissolved.

(2)   The stated date for dissolution of the Company, if any, set forth in the Articles of Organization.

(3)   A dissolution event as may be provided by applicable law, to the extent not overridden by this Agreement.

(b)   Except as otherwise expressly provided in this Agreement, the occurrence of an "Event of Disassociation" as defined or described in the Act shall not cause the Company to be dissolved. The Company will not dissolve because of the voluntary withdrawal or involuntary withdrawal of a Member.

8.2   WINDING UP, LIQUIDATION AND DISTRIBUTION OF ASSETS. Upon dissolution, an accounting shall be made of the accounts of the Company and of the Company's assets, liabilities, and operations. The Managers shall immediately proceed to wind up the affairs of the Company. If the Company is dissolved and its affairs are to be wound up, the Managers shall:

(a)   Collect, sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Members may determine to distribute any assets to the Members in kind).

(b)   Allocate any net profit or net loss resulting from such sales to the Members in accordance with Article 3 of this Agreement.

(c)   Discharge or make provision for the discharge of all liabilities of the Company, including liabilities to Members who are creditors, to the extent permitted by law, other than liabilities to the Members for distributions, and establish such reserves as may be reasonably necessary to provide for contingencies or liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company).

(d)   Distribute the remaining assets in the following order:

(1)   If any assets of the Company are to be distributed in kind, the net fair market value of those assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members.

(2) Those assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members shall be adjusted pursuant to the provisions of this Agreement to reflect such deemed sale.

(3) The positive balance (if any) of each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs) shall be distributed to the Members, either in cash or in kind.

(e) Do every other act or thing necessary or appropriate to wind up and liquidate the Company's business and affairs.

8.3   WITHDRAW AND RETURN OF CAPITAL. Except as expressly provided in this Agreement, no Member shall be entitled to (1) withdraw any part of its Capital Contributions or Capital Account, or (2) receive any distribution from the Company.

8.4   DEFICIT CAPITAL ACCOUNTS UPON LIQUIDATION. Notwithstanding anything to the contrary in this Agreement, upon a liquidation, if any Member has a deficit in its Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of the Member's Capital Account shall not be considered a debt owed by the Member to the Company or to any other person for any purpose whatsoever.

8.5   FINAL DISSOLUTION. Upon completion of the winding up, liquidation and distribution of the business affairs, assets and liabilities of the Company, it shall be deemed finally dissolved.

8.6   ARTICLES OF DISSOLUTION. After the dissolution of the Company, articles of dissolution shall be executed and delivered to the Kentucky Secretary of State for filing in accordance with the Act. The Managers or other appropriate party shall have authority to distribute any Company property discovered after dissolution, to convey real estate, and to take such other action as may be necessary on behalf of and in the name of the Company.

8.7   RETURN OF CONTRIBUTION NONRECOURSE TO OTHER MEMBERS. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment, discharge or provision for the discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of one or more Members, the Members shall have no recourse against any other Member.

ARTICLE 9. CONFIDENTIALITY & NONCOMPETITION

9.1   Confidential Information.

(a) Each Member acknowledges that as a consequence of his or her relationship with the Company, trade secrets and information of a proprietary or confidential nature relating to the business of the Company will be disclosed to and developed by such Member, if applicable, including, without limitation, information about trade secrets, inventions, products, services, patents, licenses, research projects, costs, special manufacturing methods, processes, techniques, protocols, treatment or chemical composition of material, special tooling, plans for future development, market analysis, product uses, projects and plans, information regarding the Company's financial status, customers, profits, profit margins, project costs, quality assurance study results, pricing information, materials and labor costs, and any other information that may not be known generally or publicly outside of the Company (collectively referred to as "Confidential Information").

(b)   Each Member acknowledges that such Confidential Information is generally not known in the trade, and is of considerable importance to the Company and agrees that such Member's relationship to the Company with respect to such information shall be fiduciary in nature. It is expressly agreed between the Company and each Member that he will hold in confidence and not disclose and not make use of, during the term of this Agreement plus ten (10) years after the termination for any reason of his or her relationship with the Company, any such Confidential Information, except as required in the course of his or her relationship with the Company.

9.2   Ownership of Certain Works Created By Members. Each Member will promptly disclose and describe to the Company all inventions, improvements, discoveries, technical developments and works of authorship, whether or not copyrightable, made or conceived by it either alone or with others during the term of his or her membership in the Company or during any period of employment with the Company prior to admission to membership in the Company and in connection with services performed for or on the Company's behalf in any capacity (collectively, "Work Products"). All such Work Products, made, devised or discovered by the Member, whether by himself or herself or jointly with others, which relate or pertain in any way to the business of the Company shall inure to the benefit of the Company and become and remain the Company's sole and exclusive property. Work Products may be created within or without the facilities of the Company and before, during or after normal business hours. Work Products are specifically intended to be works made for hire by the Member, but in any event, the Member agrees to execute an assignment (and does hereby assign) to the Company, the Member's entire right, title and interest in and to Work Products, and to execute any other instruments and documents that may be requested by the Company for the purpose of applying for and obtaining a copyright with respect thereto in the United States and in all foreign countries. The Member further agrees, whether or not he or she is providing services on behalf of the Company, to cooperate to the extent and in the manner reasonably requested by the Company in the prosecution or defense of any litigation or other proceedings involving any Work Products, but all of the Member's reasonable expenses in connection therewith shall be paid by the Company. If a copyright registration is filed by the Member, or on the Member's behalf, within one (1) year after termination of his or her relationship with the Company, describing a work within the scope of the Member's work for the Company or which otherwise relates to the business of the Company, it is to be conclusively presumed that such work was conceived by the Member during the period of his or her services for on or behalf of the Company and that the work is to be treated as a Work Product for all purposes under this Agreement.

9.3   Noncompetition.

(a)   Each Member agrees not to compete with the Company's business while holding Units or for a period of twelve (12) months after ceasing to hold Units.

(b)   No Member may disclose or use the Company's Confidential Information other than for the Company's benefit.

9.4   Survival. The Members agree that unless otherwise explicitly agreed by all parties to this Agreement, the provisions of this Article 9 will survive any amendment or termination of this Agreement, and any provision of this Article 9 may be enforced by the Company.

ARTICLE 10. <u>MISCELLANEOUS</u>

10.1   COMPLETE AGREEMENT. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

10.2   GOVERNING LAW. This Agreement and the rights of the parties hereunder shall be governed by, interpreted and enforced in accordance with the laws of the Commonwealth of Kentucky without regard to conflicts of law. All actions to enforce this Agreement shall be in the state and federal courts in Jefferson County, Kentucky, to which the parties' consent to personal jurisdiction or venue.

10.3   BINDING EFFECT. Subject to the provisions of this Agreement relating to Transfers of Membership Interests, this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, estates, personal representatives, successors and assigns.

10.4   TERMS. Common nouns and pronouns refer to the masculine, feminine, neuter, singular and plural, as the identity of the person may in the context require. Any reference to the Act or other statutes or laws include all amendments, modifications, or replacements of the specific sections and provisions concerned.

10.5   HEADINGS. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

10.6   SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

10.7   MULTIPLE COUNTERPARTS. This Agreement may be signed in any number of counterparts and by different parties in separate counterparts, each of which will be deemed an original instrument, but all of which together will constitute one agreement. Any party may deliver an executed copy of this Agreement (and an executed copy of any documents contemplated by this Agreement) by facsimile or e-mail transmission to another party, and such delivery will have the same force and effect as any other delivery of a manually signed copy of this Agreement (or such other document).

10.8   ADDITIONAL DOCUMENTS AND ACTS. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

10.9   NO THIRD-PARTY BENEFICIARY. This Agreement is made solely and specifically among and for the benefit of the parties hereto and their respective successors and assigns, subject to the express provisions hereof relating to successors and assigns, and no other person shall have any rights, interests, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

10.10   REFERENCES TO THIS AGREEMENT. Numbered or lettered articles, sections and subsections used in this Agreement refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The terms "herein," "hereby," "hereunder" and the like refer to this Agreement as a whole and not to particular Articles, Sections or clauses of this Agreement.

10.11   NOTICES. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement shall be in writing and shall be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices shall be given to a

Member at its address specified in **EXHIBIT A** attached hereto. Any Member or the Company may designate any other address in substitution of the foregoing address to which such notice shall be given.

10.12 AMENDMENTS. Any amendments to this Agreement (other than amendments to **EXHIBIT A**) shall be in writing and signed by the Members holding at least a majority of the Units entitled to vote.

10.13 TITLE TO COMPANY PROPERTY. Legal title to all property of the Company shall be held and conveyed in the name of the Company.

10.14 RELIANCE ON AUTHORITY OF PERSON SIGNING AGREEMENT. In the event that a Member is not a natural person, neither the Company nor any Member shall (a) be required to determine the authority of the individual signing this Agreement or to make any commitment or undertaking on behalf of such person or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such person.

  IN WITNESS WHEREOF, this Agreement constitutes the operating agreement of the Company as of the Effective Date.

[SIGNATURE PAGE FOLLOWS]

THE COMPANY

PAVR SOLUTIONS, LLC

_____

Jassica Bledsoe, *Manager*

THE MEMBERS

_____

Jessica Bledsoe

_____

Adam Bledsoe

EXHIBIT A

NAMES, ADDRESSES AND CAPITAL CONTRIBUTIONS OF THE MEMBERS

NAMES OF MEMBERS	ADDRESSES	INITIAL CAPITAL CONTRIBUTIONS	RESPECTIVE UNIT INTERESTS	RESPECTIVE PERCENTAGE INTERESTS
Jessica Bledsoe	1251 Belmar Drive Louisville, KY 40213	Cash: $___ USD	700 Units	70%
Adam Bledsoe	1251 Belmar Drive Louisville, KY 40213	Cash: $___ USD	300 Units	30%
		$___ USD	1,000 Units	100%

EXHIBIT B

LISTING OF THE INITIAL MANAGERS

Pursuant to Article 4 of this Agreement, the following are the initial Managers of the Company:

1.   **JESSICA BLEDSOE**
      1251 Belmar Drive
      Louisville, KY 40213

The above listed Managers shall serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by Article 4 or upon their voluntary resignation.

Signed and agreed this 15th day of January 2020.

THE MANAGERS

_____
Jessica Bledsoe